UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number:  001-33414

Denison Mines Corp.
(Name of registrant)

1100-40 University Avenue
Toronto, Ontario
M5J 1T1 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-10 (Registration No. 333-258939) of Denison Mines Corp., as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
(Registrant)

Date: May 10, 2022	By:	"Amanda Willett"
Name: Amanda Willett
Title: Vice President Legal and Corporate Secretary

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Consent of Andrew Yackulic, P.Geo.
99.2	Consent of David Bronkhorst, P.Eng.